SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
Overstock.com Inc.
(Name of Issuer)
Common Shares, par value $0.0001 per share
(Title of Class of Securities)
690370101
(CUSIP Number)
October 4, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

JAT Capital Mgmt LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,978,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,978,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

JAT Capital Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,080,320

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,080,320

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,080,320

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

John Thaler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,978,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,978,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a).	Name of Issuer:
Overstock.com Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
799 W. Coliseum Way
Midvale, Utah 84047

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
•	JAT Capital Mgmt LP, a Delaware limited partnership (“JAT Capital Management”);

•	JAT Capital Master Fund LP, a Cayman Islands exempted limited partnership (“JAT Capital Master Fund”); and

•	John Thaler, a United States citizen (“Mr. Thaler”).

JAT Capital Management acts as the investment manager of JAT Capital Master Fund and certain other client accounts. Mr. Thaler is managing member of the general partner of JAT Capital Management.
By virtue of these relationships, JAT Capital Management and Mr. Thaler may be deemed to have voting and dispositive power with respect to shares of Common Stock (as defined below) held in client accounts managed by JAT Capital Management, including JAT Capital Master Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is 1 Greenwich Plaza, Greenwich, CT 06830.
Item 2(c).	Citizenship:
Mr. Thaler is a citizen of the United States.
JAT Capital Management is a limited partnership formed under the laws of the State of Delaware.
JAT Capital Master Fund is a Cayman Islands exempted limited partnership.
Item 2(d).	Title of Class of Securities:
Common Shares, par value $0.0001 per share (the “Shares”)
Item 2(e).	CUSIP Number:
690370101

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of the close of business on October 4, 2023,
(i)
JAT Capital Management, as the investment manager of certain client accounts, may be deemed to beneficially own the 3,978,454 Shares (790,300 Shares issuable upon exercise of options) held in such accounts;

(ii)
Mr. Thaler, as the managing member of the general partner of JAT Capital Management, may be deemed to beneficially own the 3,978,454 Shares (790,300 Shares issuable upon exercise of options)  held in the client accounts managed by JAT Capital Management; and

(iii)	JAT Capital Master Fund may be deemed to beneficially own 1,080,320 Shares including (253,900 Shares issuable upon exercise of options).

(b)	Percent of Class:
The percentage of Shares reported owned by each person named herein is based upon 45,203,152 Shares outstanding as of July 28, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2023. As of the close of business on October 4, 2023, JAT Capital Management and Mr. Thaler may be deemed to beneficially own 8.8% of the outstanding Shares, and JAT Capital Master Fund may be deemed to beneficially own 2.4% of the outstanding Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-8.
(ii)	Shared power to vote or to direct the vote:
See Cover Pages Items 5-8.
(iii)	Sole power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
(iv)	Shared power to dispose or to direct the disposition:
See Cover Pages Items 5-8.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: October 5, 2023
JAT CAPITAL MGMT, LP By: JAT GP LLC, its General Partner

By:	/s/ John Thaler
John Thaler, Managing Member

JAT CAPITAL MASTER FUND, LP By: JAT Capital Mgmt, LP, its Investment Manager By: JAT GP, LLC, its General Partner

By:	/s/ John Thaler
John Thaler, Managing Member

/s/ John Thaler
JOHN THALER

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Shares, par value $0.0001 per share, of Overstock.com Inc. dated October 5, 2023 and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: October 5, 2023
JAT CAPITAL MGMT, LP By: JAT GP LLC, its General Partner

By:	/s/ John Thaler
John Thaler, Managing Member

JAT CAPITAL MASTER FUND, LP By: JAT Capital Mgmt, LP, its Investment Manager By: JAT GP, LLC, its General Partner

By:	/s/ John Thaler
John Thaler, Managing Member

/s/ John Thaler
JOHN THALER